Exhibit 99.1

Phoenix New Media Announces Results of Annual General Meeting

BEIJING, China, November 16, 2017 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced that it held its 2017 annual general meeting of shareholders (the “AGM”) on November 16, 2017. All of the resolutions proposed at the AGM were duly passed by the shareholders. Among others, the shareholders have passed resolutions approving the election of Ms. Betty Yip Ho, the Company’s chief financial officer, as a director of the Company upon retirement of Mr. Ya Li as a director at the AGM and the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditor of the Company for the fiscal year ending December 31, 2017.

The board of directors of the Company would like to thank the shareholders for their ongoing support.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading application, fashion application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

For investor and media inquiries please contact:

Phoenix New Media Limited

Nicole Shan

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com